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                                                   Filed by Deutsche Telekom AG
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000 23102

THE FOLLOWING WAS POSTED ON DEUTSCHE TELEKOM AG'S WEBSITE ON JANUARY 17, 2001.
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 10 million new customers

 01.12.2001 -- Deutsche Telekom's mobile phone subsidiary, T-Mobil, more than doubled its number of customers during 2000 from 9.1 million to 19.1 million customers. Picking up another 10 million customers means T-Mobil is now just barely behind mobile phone market leader Mannesmann, which has 19.2 customers and lost in market share during 2000.

 For T-Mobil, 2000 was the company's most successful year so far. Stefan Gilica, Managing Director, T-Mobil, said: "Our sales strategy is paying off. People chose T-D1 because of our quality, not just on price. That means they have confidence in our T-D1 brand, which is very strong". Gilica said added-value, and not market leadership alone, was decisive in determining a company's ongoing success.

 Germany's two other mobile phone companies, E-Plus and Viag Interkom have 6.6 million and 3 million customers respectively.

 Telephone history was also made during 2000. With Germany's entire mobile phone market exploding last year from 25 million to 48 million cellular phone users, there are now more mobile phones than fixed-network lines in Germany.